SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated October 18, 2006, related to the Company's Update of Ecuador Gold Properties Spin-Off to Shareholders

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com
"NEWS RELEASE"
For Immediate Release		October 18, 2006
TSX: CTQ, AMEX: ETQ

UPDATE OF ECUADOR GOLD PROPERTIES SPIN-OFF TO SHAREHOLDERS

Vancouver, BC., October 18, 2006 - Corriente announces that it has engaged an independent consultant to complete a review of its Ecuador gold concession package totaling 6,600 hectares containing encouraging gold targets that are not part of the current copper development program within the Corriente Copper Belt. Following completion of this review and accompanying 43-101 Technical Report, we can move forward with the company's plan to distribute these concession rights to existing shareholders. We have received independent advice that the transaction will proceed at no cost to shareholders as of the chosen Record Date. The Record Date will be announced later this quarter following receipt of the 43-101 Report.

The gold concessions include the Tundayme prospect, which is immediately adjacent to Corriente's Mirador copper deposit land holdings and is approximately 15 km from Aurelian Resources Inc.'s newly discovered Fruta del Norte gold zone. The Tundayme prospect has approximately 8 km of north-south trending structures that extend along strike to the Mirador project. This 8 km trend is oriented in the same direction as the Fruta del Norte mineralized trend and parts have had preliminary prospecting and soil sampling done by Corriente. Further work is required to follow-up anomalous gold soil and rock samples from that initial work. Also included is a second set of concessions approximately 50 km southwest of Mirador called the Piedra Liza prospect. Within the Piedra Liza prospect, four clusters of anomalous gold soil samples occur over a six km trend that is on-strike and north of the Nambija area, which has produced over three million ounces of gold by local estimates. Follow-up ground work has identified altered rock samples with maximum gold values at 1 - 4 g/t. The Qualified Person for this disclosure is John Drobe, P.Geo, Chief Geologist.

Corriente is a copper development company and remains focused on moving its Mirador copper-gold project into production, along with development of the large Panatza/San Carlos copper complex in the north of the Corriente Copper Belt. The Tundayme and Piedra Liza gold prospects are not considered core to Corriente's copper growth plans and will be transferred to a new corporation that will be financed separately from Corriente Resources Inc.

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits: Mirador, Panantza and San Carlos, as well as the Mirador Norte prospect currently under development. Additional exploration activities are ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"
Kenneth R. Shannon
Chief Executive Officer

For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our website at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com ..

520 - 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: October 18, 2006
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer